UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13E-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

[Amendment No. 5]

BIRCH BRANCH, INC.

(Name of the Issuer)

Birch Branch Inc.

Birch Branch Acquisition Corp.

Wang Xinshun

Li Weitian

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

09068B204

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Sass, Esq.

Qian Hu, Esq.

McLaughlin & Stern, LLP

260 Madison Avenue

New York, NY 10016

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$181,347.2	$24.74	***

*The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.10 for 1,813,472 outstanding common stock of the issuer subject to the transaction (the “Transaction Valuation”).

**The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #7 for Fiscal Year 2013 , was calculated by multiplying the Transaction Valuation by .00013640.

*** Previously paid.

☐ ❖	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 24.74
Form or Registration No.:	Schedule 13E-3
Filing Party:	Birch Branch Inc., Birch Branch Acquisition Corp., Wang Xinshun, Li Weitian
Date Filed:	October 5, 2012

TABLE OF CONTENTS

Page No.
Explanatory Note	1
Signatures	2

EXPLANATORY NOTE

This Amendment No. 5 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) filed by Birch Branch, Inc., Birch Branch Acquisition Corp., Wang Xinshun, and Li Weitian (together, the “Filing Persons”) on October 5, 2012, as amended and supplemented by Amendment No. 1, No. 2, No. 3 and No. 4 to the Transaction Statement filed on November 8, 2012, January 10, 2013, February 8, 2013 and March 6, 2013, respectively, in connection with the short-form merger (the “Merger”) of Birch Branch, Inc. (“the Company”) with and into Birch Branch Acquisition Corp. (“Acquisition Corp.”), pursuant to Section 7-111-104 of the Colorado Business Corporations Act (“CBCA”) and Chapter 92 A of the Nevada Revised Statutes (the "NRS"). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

The Merger of the Company with and into Acquisition Corp. pursuant to Section 7-111-104 of the CBCA and Chapter 92 of the NRS became effective on March 18, 2013 at 5:00 p.m. Eastern Standard Time (the “Effective Date”). At the effective time of the merger, Acquisition Corp. is the entity surviving the Merger. Each outstanding share of the Company’s common stock will be cancelled in exchange for the right to receive $0.10 per share without interest. As a result of the Merger, the common stock of the Company will no longer be quoted on the OTCQB. In addition, the registration of the Company’s common stock and the Company’s reporting obligations under the Securities Exchange Act of 1934 will be terminated.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Preliminary Information Statement is true, complete and correct.

BIRCH BRANCH INC.

By:	/s/ Wang Feng
Name:	Wang Feng
Title:	CEO
Date:	March 18 , 2013

BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Wang Xinshun
Name:	Wang Xinshun
Title:	President
Date:	March 18, 2013

WANG XINSHUN

By:	/s/ Wang Xinshun
Date:	March 18, 2013

LI WEITIAN

By:	/s/ Li Weitian
Date:	March 18, 2013

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